Exhibit 99.1

Enerplus to Present at the RBC Global Energy Conference - New York

CALGARY, May 22, 2013 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Mr. Ray Daniels, Senior Vice-President, Operations, will be participating in a panel discussion "North American Liquids Growth: The Bakken, Eagle Ford and Beyond" at the RBC Global Energy Conference in New York on June 3, 2013 at 4:05 PM ET (2:05 PM MT). Investors are invited to listen to a live webcast of the discussion at:

http://www.veracast.com/webcasts/rbc/energy2013/34104179.cfm

To ensure timely participation in the webcast, please log in 15 minutes prior to the start time to register for the event.

Enerplus is a North American energy producer with a portfolio of high-quality, low-decline oil and gas assets, complemented by growth assets in resource plays with superior economics.  We are focused on creating value for our investors through the successful development of our properties.  Through our activities, we strive to provide investors with a competitive return comprised of both income and organic growth.

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

SOURCE: Enerplus Corporation

%CIK: 0001126874

For further information:

please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 18:00e 22-MAY-13